Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

FluidForm Bio, Inc.
852 Winter St
Waltham, MA 02451
www.fluidformbio.com

Up to $1,235,000.00 Convertible Promissory Note.
Minimum Target Amount: $124,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: FluidForm Bio, Inc.
Address: 852 Winter St, Waltham, MA 02451
State of Incorporation: DE
Date Incorporated: June 25, 2018

Terms:

Convertible Promissory Note

Offering Minimum: $124,000.00 of Convertible Promissory Note.
Offering Maximum: $1,235,000.00 of Convertible Promissory Note.
Type of Security Offered: Convertible Promissory Note.
Note converts to Undefined security when the company raises $1,000,000.00 in a qualified equity financing.
Maturity Date: April 02, 2027
Valuation Cap: $25,000,000.00
Discount Rate: 20.0%
Annual Interest Rate: 15.0%
Minimum Investment Amount (per investor): $500.00

Terms of the underlying Security

Underlying Security Name: Undefined security

Voting Rights:
Non-voting, except as required by law

Other Material Rights:

Upon conversion of the convertible promissory notes offered in this offering into equity, investors may be required to become parties to FluidForm Bio, Inc.'s Second Amended and Restated Right of First Refusal and Co-Sale Agreement, Second Amended and Restated Investors' Rights Agreement, and Second Amended and Restated Voting Agreement, (collectively, the "Shareholder Agreements") or amended and restated versions of the Shareholder Agreements as may be negotiated in connection with a future equity financing round of the Company. The current forms of these Shareholder Agreements include provisions such as transfer restrictions, rights of first refusal and co-sale, drag-along rights, information rights, and voting obligations. These Shareholder Agreements may also be amended and restated in connection with a future equity financing round of the Company. Capitalized terms used in the section below, and not otherwise defined shall have the meanings ascribed to such terms in the Shareholder Agreements. Copies of the Shareholder Agreements will be provided to investors prior to conversion.

1. Investors' Rights Agreement (Second Amended and Restated, dated as of March 8, 2024, as amended)

Upon conversion into equity, Reg CF investors may be granted "Major Investor", "Investor" or "Holder" rights, depending on share ownership. Material rights under this agreement include, but are not limited to:

Information Rights (for Major Investors)

- Financial Reporting: Quarterly unaudited financials; annual audited financials; cap table updates; annual budget and business plan.
- Inspection Rights: Right to inspect books, records, and properties (subject to confidentiality).
- Termination: These rights end upon IPO, Deemed Liquidation Event, or if the company becomes an SEC reporting company.

Right of First Offer (for Major Investors)

- Right to purchase a proportional share of any new equity securities before the company sells them to third parties.
- Termination: Ends upon IPO or Deemed Liquidation Event.

Other Rights

- Registration Rights: Investors must be granted registration rights at least as favorable as those granted to other class or series of capital stock of the Company.
- Most Favored Nation Clause: Right to exchange certain classes of stock for securities offered in a future financing at more favorable terms.
- Qualified Small Business Stock (QSBS): Company intends to maintain QSBS status under Section 1202 of the

Internal Revenue Code.

- Market Stand-Off Agreement: Cannot sell or otherwise transfer or dispose of shares (including the economic consequences of ownership of such shares via a swap or other arrangements) for up to 180 days post-IPO or such other period as may be requested by the Company or an underwriter to accommodate certain regulatory restrictions.
- Transfer Restrictions: Securities are subject to transfer restrictions and legends until a valid exemption or registration.

2. Right of First Refusal and Co-Sale Agreement (Second Amended and Restated, dated as of March 8, 2024, as amended)

Material rights regarding future share transfers include, but are not limited to:

Company Right of First Refusal

- The Company has the first right to purchase any shares a Key Holder intends to sell.
- Termination: Ends upon IPO or Deemed Liquidation Event.

Investor Right of Second Refusal

- If the Company does not exercise its right of first refusal, the Investors have a second right to purchase the shares a Key Holder intends to sell.
- Termination: Ends upon IPO or Deemed Liquidation Event.

Co-Sale Rights

- If a Key Holder sells their shares outside of the Company right of first refusal and the Investors right of second refusal, Investors have the right to participate on a pro rata basis in the sale on the same terms.
- If investors' co-sale rights are not honored, they may require the selling shareholder to buy their shares on the same terms.
- Termination: Ends upon IPO or Deemed Liquidation Event.

Transfer Restrictions

- Prohibits Key Holder transfers to competitors or certain other parties without consent.
- Requires certain transferees and Key Holders to agree to be bound by this agreement.

Lock-Up Provision

- Key Holders cannot sell or otherwise transfer or dispose of shares (including the economic consequences of ownership of such shares via a swap or other arrangements) for up to 180 days post-IPO or such other period as may be requested by the Company or an underwriter to accommodate certain regulatory restrictions.

3. Voting Agreement (Second Amended and Restated, dated March 8, 2024, as amended)

Material voting rights and obligations include, but are not limited to:

Drag-Along Rights

- If the board and majority of preferred shareholders approve a sale (e.g., merger or acquisition), including the affirmative vote of the Major Qualified Investors (as defined therein), all shareholders must, among other things:
- Vote in favor of the sale. and against competing proposals to the sale.
- Sell their shares on the same terms and conditions as other holders and in proportion as is being sold by the selling Investors.
- Execute and deliver transaction documents as reasonably requested by the Company or the selling Investors in connection with the sale.
- Waive appraisal/dissenters' rights.
- Consent to the appointment of a stockholder representative if one is appointed by the selling Investors, the creation of an escrow, expense or similar fund related to indemnification or similar obligations, and paying such shareholder's pro rata portion of reasonable fees and expenses of the stockholder representative; and waive any claim or not commence a suit against the stockholder representative for actions taken in such capacity absent fraud, bad faith or willful misconduct.
- There are also conditions to the exercise of the drag-along right to ensure fair treatment of shareholders (e.g., (i) shareholders may only be required to make certain types of representations and warranties in connection with the drag-along sale, (ii) shareholders are not liable for breaches of any representation, warranty or covenant made by any other person in the drag-along sale, other than the Company, and (iii) similar forms of consideration per series of shares).

Vote to Increase Authorized Common Stock

- Investors agree to vote to increase authorized shares as needed for conversion of preferred stock.

Transfer Restrictions and Compliance

- Shareholders must comply with transfer restrictions and may be required to execute related agreements (e.g., stockholder consents).

The summary of terms set forth above are not intended to be an exhaustive or complete description of the Shareholder Agreements but rather a representative description of the rights and obligations that may be applicable to convertible promissory note holders upon conversion of their notes. Full copies of the Shareholder Agreements including all rights and obligations set forth therein will be provided to convertible promissory note holders upon conversion of such notes and prior to such holders becoming a party to such Shareholder Agreements.

*Maximum discount rate offered subject to adjustment for bonuses. See Bonus info below.

Material Rights of securities to be issued upon conversion of convertible notes sold in this offering.

Upon conversion of the convertible promissory notes offered in this offering into equity, investors may be required to become parties to FluidForm Bio, Inc.'s Second Amended and Restated Right of First Refusal and Co-Sale Agreement, Second Amended and Restated Investors' Rights Agreement, and Second Amended and Restated Voting Agreement, (collectively, the "Shareholder Agreements") or amended and restated versions of the Shareholder Agreements as may be negotiated in connection with a future equity financing round of the Company. The current forms of these Shareholder Agreements include provisions such as transfer restrictions, rights of first refusal and co-sale, drag-along rights, information rights, and voting obligations. These Shareholder Agreements may also be amended and restated in connection with a future equity financing round of the Company. Copies of the Shareholder Agreements will be provided to investors prior to conversion.

Investment Incentives and Bonuses**

Loyalty Bonus: Insiders will receive 5% addition to the base discount rate.

Time-Based Perks

Early Bird 1: Invest $500+ within the first 2 weeks and receive a 5% addition to the base discount rate

Early Bird 2: Invest $1,500+ within the first 2 weeks and receive a 6% addition to the base discount rate

Early Bird 3: Invest $500+ within the first 6 weeks and receive a 4% addition to the base discount rate *Note: this is not stackable with Early Bird 1.

Amount-Based Perks

Tier 1 Perk: Invest $2,500+ and receive a 6% addition to the base discount rate

Tier 2 Perk: Invest $10,000+ and receive a 9% addition to the base discount rate

Tier 3 Perk: Invest $30,000+ and receive a 12% addition to the base discount rate

Tier 4 Perk: Invest $50,000+ and receive a 15% addition to the base discount rate

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonuses from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-discount related perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-discount related perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

FluidForm will offer a 10% addition to the base discount rate for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% addition to the base discount rate.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Company Overview

FluidForm Bio is a preclinical biotechnology company engaged in the development of a novel cell therapy for type 1 diabetes, with the goal of eliminating insulin injections. With a focus on treating type 1 diabetes, FluidForm Bio aims to revolutionize cell therapy by developing insulin-producing tissue implants that are minimally invasive, easily retrievable, and highly vascularized. The company has successfully demonstrated proof-of-concept in small animal studies, showcasing the potential to provide a long-term, functional cure for diabetes. Now progressing into large animal trials, FluidForm Bio is advancing towards human clinical applications and ultimately seeking FDA approval to bring this transformative therapy to market.

Business Model

FluidForm Bio operates at the intersection of bioprinting and cell therapy, leveraging its proprietary FRESH™ technology to develop breakthrough treatments for diabetes. The company's revenue strategy is built on a combination of direct commercialization, licensing agreements, and strategic partnerships with pharmaceutical and life sciences companies. Through prior collaborations with industry leaders such as Johnson & Johnson, Amgen, and Merck, FluidForm Bio has seen significant industry interest in the benefits of its FRESH 3D bioprinting platform. Additionally, the company is exploring partnerships for early-stage investment in research and development to accelerate its pathway to clinical deployment.

Intellectual Property

FluidForm Bio has established a strong intellectual property portfolio, with over 40 issued and pending patents worldwide covering its FRESH 3D bioprinting technology. These patents safeguard key innovations in bioprinting methodology and vascularized tissue fabrication, including for use in pancreatic cell therapy applications. FluidForm Bio's proprietary, patent-protected technology, FRESH 3D bioprinting, was developed at Carnegie Mellon University and exclusively licensed to FluidForm Bio in 2019.

Corporate Structure

The company was incoporated as FluidForm, LLC in Delaware in June of 2018, and converted from an LLC to a Corporation in 2019. The company then underwent a name change to FluidForm Bio, Inc in October of 2023.

Competitors and Industry

Competitors

The market to completely or partially replace organ function is a large one. Players such as Vertex Pharmaceuticals, Novo Nordisk, Eli Lilly, and Sana Biosystems are engaged in the development of cell replacement therapies for type 1 diabetes. Companies such as Revivicor (a division of United Therapeutics) and Egenesis are developing genetically modified animals to harvest organs for transplant while reducing the risk of rejection. Companies such as Aspect Biosystems, Miromatrix (a division of United Therapeutics), and Humacyte are engaged in tissue engineering approaches to develop other functional human tissues including for cell replacement therapies for type 1 diabetes in the case of Aspect Biosystems and Humacyte.

Today, the diabetes cell therapy space encompasses multiple approaches, primarily working toward shielding cells from the effects of the immune system, which comes at the cost of vascularization. FluidForm Bio differentiates itself through its ability to create fully vascularized, retrievable tissue implants, ensuring long-term functionality and avoiding systemic immune suppression. FluidForm Bio is unique in its approach by using the same biological materials that make up in the human body, such as collagen and hyaluronic acid, to build highly vascularized tissue, setting it apart from competitors in the market.

Industry

The regenerative medicine and diabetes treatment industries are experiencing rapid growth, driven by increasing demand for innovative therapies that go beyond traditional insulin injections. The global market opportunity for diabetes cell replacement therapy is valued at $625 billion. Advances in 3D bioprinting, personalized medicine, and tissue engineering are reshaping treatment possibilities, offering new hope for millions affected by type 1 diabetes.

Additionally, the broader industry includes companies working on various approaches to tissue engineering and organ replacement, including genetically modified animal organ transplantation, and functional human tissue development. FluidForm Bio is positioned at the forefront of this transformation, leveraging cutting-edge technology to address one of the most pressing medical challenges today.

Current Stage and Roadmap

Current Stage

FluidForm Bio has made significant progress in its research and development, having successfully completed small animal studies demonstrating the ability to restore normal blood glucose levels in a diabetic mouse model . The company has raised $14.5 million in funding, with $4.5 million secured in 2024 to further its diabetes research. Currently, FluidForm Bio is preparing for large animal studies, a pivotal step in advancing toward eventual human clinical trials and an FDA submission. The company has developed a working prototype that incorporates insulin-producing cells which rapidly vascularize when implanted under the skin. Small animal efficacy studies have demonstrated blood glucose control in a diabetic mouse model for six months. The next phase involves replicating these results in large animals, a process expected to take approximately 18 months before seeking FDA authorization to proceed with human clinical trials. With a strong intellectual property foundation and ongoing industry collaborations, the company is well-positioned for the next phase of development.

Future Roadmap

FluidForm Bio's future roadmap includes key milestones aimed at achieving FDA approval and commercialization. The company is focused on completing large animal trials, followed by regulatory submission for human clinical trials. Large animal testing is expected to last approximately 18 months, after which the company will seek FDA authorization to advance into human clinical trials. In parallel, FluidForm Bio is actively engaging with strategic partners to accelerate research and expand its bioprinting applications. Over the next several years, the company aims to launch its first commercially available insulin-producing tissue implant, providing a groundbreaking alternative to traditional diabetes management. Long-term, FluidForm Bio envisions expanding its technology to address other tissue engineering applications, solidifying its leadership in regenerative medicine.

The Team

Officers and Directors

Name: Michael Graffeo

Michael Graffeo's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Executive Officer, Chairman of the Board
  Dates of Service: June, 2018 - Present
  Responsibilities: Responsible for setting the company vision, building the team, execution, resource management, securing funding, and meeting milestones.

Name: Adam Feinberg, PhD

Adam Feinberg, PhD's current primary role is with Carnegie Mellon University. Adam Feinberg, PhD currently services 8 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Technology Officer, Board Member
  Dates of Service: June, 2018 - Present
  Responsibilities: Define and execute the company's technology strategy, oversee the technical team, drive technological innovation, strategic guidance, representing stakeholder interests, mitigating risk.

Other business experience in the past three years:

- Employer: Carnegie Mellon University
  Title: Professor, Biomedical Engineering and Materials Science & Engineering
  Dates of Service: August, 2010 - Present
  Responsibilities: Principal investigator of the Regenerative Biomaterials and Therapeutics Group, teaching biomedical engineering courses, mentoring graduate students.

Name: Jonathan Paris

Jonathan Paris's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: General Counsel, Head of Corporate Strategy, Corporate Secretary
  Dates of Service: October, 2023 - Present
  Responsibilities: Managing legal risk, ensuring compliance, and advising on implications of business decisions.

Other business experience in the past three years:

- Employer: Rapid Micro Biosystems
  Title: SVP, Secretary and General Counsel
  Dates of Service: May, 2021 - October, 2023
  Responsibilities: Ensuring compliance with public company reporting obligations, determination of material events requiring public disclosure, working with the management team to manage the day-to-day business of the company

Name: Erik Waters

Erik Waters's current primary role is with Persistently. Erik Waters currently services 16 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Financial Officer
  Dates of Service: September, 2023 - Present
  Responsibilities: Managing the financial affairs of the company

Other business experience in the past three years:

- Employer: Persistently
  Title: Co-founder
  Dates of Service: January, 2024 - Present
  Responsibilities: Co-founder and consultant

Other business experience in the past three years:

- Employer: NEPC
  Title: Interim Chief Financial Officer
  Dates of Service: October, 2024 - Present
  Responsibilities: Consulting on the financial affairs of the company

Other business experience in the past three years:

- Employer: AdTech Systems
  Title: CFO and COO
  Dates of Service: April, 2015 - December, 2022
  Responsibilities: Managing financial and operational affairs of the company

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the

Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that FluidForm Bio is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could

adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

The loss of one or more of our key personnel, our failure to attract and retain other highly qualified personnel in the future, or the inability to pay personnel competitive or market wages, could harm our business
On April 1, 2025, the Company reduced all employees salaries to the minimum federal wage for exempt employees. Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Ownership and Capital Structure; Rights of the Securities

Ownership

There are no principal security shareholders, owning 20%+ voting rights.

The Company's Securities

The Company has authorized Common Stock, Series Seed Plus Preferred Stock, Series Seed Plus Prime Preferred Stock, and Convertible Note.

Common Stock

The amount of security authorized is 107,986,399 with a total of 13,943,427 outstanding.

Voting Rights

One vote per share.

Material Rights

The total amount outstanding includes 724,214 of shares to be issued pursuant to issued warrants and 11,778,837 shares reserved for the 2019 Stock Option and Grant Plan.

Series Seed Plus Preferred Stock

The amount of security authorized is 46,370,382 with a total of 46,370,382 outstanding.

Voting Rights

One vote per share.

Material Rights

There are no material rights associated with Series Seed Plus Preferred Stock.

Series Seed Plus Prime Preferred Stock

The amount of security authorized is 616,017 with a total of 616,017 outstanding.

Voting Rights

One vote per share.

Material Rights

The total amount outstanding includes 249,661 pursuant to issued warrants.

Convertible Note

The security will convert into Undefined security and the terms of the Convertible Note are outlined below:

Amount outstanding: $0.00
Maturity Date: April 01, 2027
Interest Rate: 15.0%
Discount Rate: 20.0%
Valuation Cap: $25,000,000.00
Conversion Trigger: $1,000,000 in a future qualified equity financing

Material Rights

Upon conversion of the convertible promissory notes offered in this offering into equity, investors may be required to become parties to FluidForm Bio, Inc.'s Second Amended and Restated Right of First Refusal and Co-Sale Agreement, Second Amended and Restated Investors' Rights Agreement, and Second Amended and Restated Voting Agreement, (collectively, the "Shareholder Agreements") or amended and restated versions of the Shareholder Agreements as may be negotiated in connection with a future equity financing round of the Company. The current forms of these Shareholder Agreements include provisions such as transfer restrictions, rights of first refusal and co-sale, drag-along rights, information rights, and voting obligations. These Shareholder Agreements may also be amended and restated in connection with a future equity financing round of the Company. Capitalized terms used in the section below, and not otherwise defined shall have the meanings ascribed to such terms in the Shareholder Agreements. Copies of the Shareholder Agreements will be provided to investors prior to conversion.

1. Investors' Rights Agreement (Second Amended and Restated, dated as of March 8, 2024, as amended)

Upon conversion into equity, Reg CF investors may be granted "Major Investor", "Investor" or "Holder" rights, depending on share ownership. Material rights under this agreement include, but are not limited to:

Information Rights (for Major Investors)

- Financial Reporting: Quarterly unaudited financials; annual audited financials; cap table updates; annual budget and business plan.
- Inspection Rights: Right to inspect books, records, and properties (subject to confidentiality).
- Termination: These rights end upon IPO, Deemed Liquidation Event, or if the company becomes an SEC reporting company.

Right of First Offer (for Major Investors)

- Right to purchase a proportional share of any new equity securities before the company sells them to third parties.
- Termination: Ends upon IPO or Deemed Liquidation Event.

Other Rights

- Registration Rights: Investors must be granted registration rights at least as favorable as those granted to other class or series of capital stock of the Company.
- Most Favored Nation Clause: Right to exchange certain classes of stock for securities offered in a future financing at more favorable terms.
- Qualified Small Business Stock (QSBS): Company intends to maintain QSBS status under Section 1202 of the Internal Revenue Code.
- Market Stand-Off Agreement: Cannot sell or otherwise transfer or dispose of shares (including the economic consequences of ownership of such shares via a swap or other arrangements) for up to 180 days post-IPO or such other period as may be requested by the Company or an underwriter to accommodate certain regulatory restrictions.
- Transfer Restrictions: Securities are subject to transfer restrictions and legends until a valid exemption or registration.

2. Right of First Refusal and Co-Sale Agreement (Second Amended and Restated, dated as of March 8, 2024, as amended)

Material rights regarding future share transfers include, but are not limited to:

Company Right of First Refusal

- The Company has the first right to purchase any shares a Key Holder intends to sell.
- Termination: Ends upon IPO or Deemed Liquidation Event.

Investor Right of Second Refusal

- If the Company does not exercise its right of first refusal, the Investors have a second right to purchase the shares a Key Holder intends to sell.
- Termination: Ends upon IPO or Deemed Liquidation Event.

Co-Sale Rights

- If a Key Holder sells their shares outside of the Company right of first refusal and the Investors right of second refusal, Investors have the right to participate on a pro rata basis in the sale on the same terms.
- If investors' co-sale rights are not honored, they may require the selling shareholder to buy their shares on the same terms.
- Termination: Ends upon IPO or Deemed Liquidation Event.

Transfer Restrictions

- Prohibits Key Holder transfers to competitors or certain other parties without consent.
- Requires certain transferees and Key Holders to agree to be bound by this agreement.

Lock-Up Provision

- Key Holders cannot sell or otherwise transfer or dispose of shares (including the economic consequences of ownership of such shares via a swap or other arrangements) for up to 180 days post-IPO or such other period as may be requested by the Company or an underwriter to accommodate certain regulatory restrictions.

3. Voting Agreement (Second Amended and Restated, dated March 8, 2024, as amended)

Material voting rights and obligations include, but are not limited to:

Drag-Along Rights

- If the board and majority of preferred shareholders approve a sale (e.g., merger or acquisition), including the affirmative vote of the Major Qualified Investors (as defined therein), all shareholders must, among other things:
- Vote in favor of the sale. and against competing proposals to the sale.
- Sell their shares on the same terms and conditions as other holders and in proportion as is being sold by the selling Investors.
- Execute and deliver transaction documents as reasonably requested by the Company or the selling Investors in connection with the sale.
- Waive appraisal/dissenters' rights.
- Consent to the appointment of a stockholder representative if one is appointed by the selling Investors, the creation of an escrow, expense or similar fund related to indemnification or similar obligations, and paying such shareholder's pro rata portion of reasonable fees and expenses of the stockholder representative; and waive any claim or not commence a suit against the stockholder representative for actions taken in such capacity absent fraud, bad faith or willful misconduct.
- There are also conditions to the exercise of the drag-along right to ensure fair treatment of shareholders (e.g., (i) shareholders may only be required to make certain types of representations and warranties in connection with the drag-along sale, (ii) shareholders are not liable for breaches of any representation, warranty or covenant made by any other person in the drag-along sale, other than the Company, and (iii) similar forms of consideration per series of shares).

Vote to Increase Authorized Common Stock

- Investors agree to vote to increase authorized shares as needed for conversion of preferred stock.

Transfer Restrictions and Compliance

- Shareholders must comply with transfer restrictions and may be required to execute related agreements (e.g., stockholder consents).

The summary of terms set forth above are not intended to be an exhaustive or complete description of the Shareholder Agreements but rather a representative description of the rights and obligations that may be applicable to convertible promissory note holders upon conversion of their notes. Full copies of the Shareholder Agreements including all rights and obligations set forth therein will be provided to convertible promissory note holders upon conversion of such notes and prior to such holders becoming a party to such Shareholder Agreements.

What it means to be a minority holder

As a minority holder of a Convertible Note of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Series Seed Plus Preferred Stock
  Type of security sold: Equity
  Final amount sold: $4,529,118.34
  Number of Securities Sold: 46,736,738
  Use of proceeds: Small animal studies for our treatment for type 1 diabetes
  Date: June 21, 2024
  Offering exemption relied upon: Section 4(a)(2)

- Name: Series Seed Extension Preferred Stock
  Type of security sold: Equity
  Final amount sold: $9,071,300.20
  Number of Securities Sold: 11,186,037
  Use of proceeds: Development of the cardiac drug discovery platform and development of the FRESH 3D bioprinting technology
  Date: August 08, 2023
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2023 was $1,948,705 compared to $168,783 in fiscal year 2024.

In early 2024, the company pivoted from a primary business model of providing services to pharmaceutical companies to a primary business model of developing therapies. The smaller revenue in 2024 reflected a smaller amount of work from the prior business model that continued into 2024.

Cost of Sales

Cost of Sales for fiscal year 2023 was $34,036 compared to $24,150 in fiscal year 2024.

The Cost of Sales for the company reflects the direct cost of our LifeSupport product. The amount of product sold was lower in 2024 than 2023, accounting for the drop in Cost of Sales. Staff, materials and other costs associated with the provision of services are captured under operating expenses.

Gross Margins

Gross margins for fiscal year 2023 were $1,914,669 compared to $144,633 in fiscal year 2024.

Gross margins decreased in 2024 as a result of lower services revenue following the company's pivot away from services.

Expenses

Expenses for fiscal year 2023 were $5,119,800compared to $4,419,024 in fiscal year 2024.

The reduction in operating expenses was primarily due to a reduction in headcount for 2024 vs. 2023

Historical results and cash flows:

The Company is currently in the pre-clinical stage and is generating modest levels of revenue as a means of offsetting costs. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because the cost of future pre-clinical and clinical work will be higher than that experienced to date, and only if the company has an approved therapy is it expected to produce revenue well in excess of anything generated to date. Past cash was primarily generated through equity and convertible debt investments, grant funding, as well as services revenue. Our goal is to develop a tissue therapy for type 1 diabetes that will produce revenue sufficient to fund the company's ongoing operations. Until the point that a therapy is approved and sold in the market, the Company's cash burn will likely be substantially higher than historical because of the higher cost of go-forward pre-clinical and clinical development.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of March 1, 2025, the Company has capital resources available in the form of $459,923 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support research and development for a cure for type 1 diabetes.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 96% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum funding goal of $124,000, we anticipate the Company will be able to operate for 2 months. This is based on a monthly burn rate of approximately $70,000 for expenses related to salaries, rent, and research & development, net of expected cash on hand. We also anticipate using this time to seek additional sources of funding that would extend the Company’s runway. Raising the minimum funding goal would require the company to make material reductions in its staffing and R&D activities in order to extend the company’s runway. These reductions could have a material negative impact on the Company’s ability to raise additional funding and operate successfully.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum funding goal, we anticipate the Company will be able to operate for 6 months. This is based on a projected monthly burn rate of approximately $200,000 for expenses related to salaries, rent and facilities, working capital, and research & development, net of expected cash on hand. We also anticipate using this time to seek additional sources of funding that would extend the Company’s runway. Raising the maximum funding goal without any additional capital raised, would require the company to make material reductions in its staffing and R&D activities in order to extend the company’s runway. These reductions could have a material negative impact on the Company’s ability to raise additional funding and operate successfully.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including non-dilutive funding opportunities and future capital raises, including a Series A raise to fund future human clinical trials. None of these options are currently certain of being available.

Indebtedness

- Creditor: Olympus MVX10 Microscope - Capital LEase
  Amount Owed: $15,234.00
  Interest Rate: 0.0%

Maturity Date: November 29, 2026

- Creditor: Fisher Sci - Autoclave & Centrifuge - Capital Lease
  Amount Owed: $1,638.00
  Interest Rate: 0.0%
  Maturity Date: March 29, 2025

- Creditor: Thermo Fisher - Countess 3 - Capital Lease
  Amount Owed: $5,914.00
  Interest Rate: 0.0%
  Maturity Date: March 06, 2025

- Creditor: Thermo Fisher - Lyophilizer - Capital Lease
  Amount Owed: $20,074.00
  Interest Rate: 0.0%
  Maturity Date: February 24, 2026

- Creditor: Thermo Fisher - Varioskan LUX - Capital Lease
  Amount Owed: $11,601.00
  Interest Rate: 0.0%
  Maturity Date: July 17, 2026

Related Party Transactions

- Name of Entity: Persistently LLC
  Names of 20% owners: Erik Waters and Dustin S. Campbell
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Persistently provides consulting services to FluidForm through a contract between Persistently and FluidForm.
  Material Terms: On August 7th, 2024, the Company issued 490,944 warrants to Persistently LLC, a related party, as compensation for professional services valued at $50,960.

Valuation

Valuation Cap: $25,000,000.00

Valuation Cap Details: This valuation cap was calculated internally by the Company without the use of any formal third-party evaluation. The pre-money valuation does not take into account any convertible securities currently outstanding and has been calculated on a fully diluted basis. Please see the Company Securities section for information on how any outstanding options, warrants or shares reserved for issuance under a stock plan may have been taken into account in the fully-diluted share calculation.

Use of Proceeds

If we raise the Target Offering Amount of $124,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- StartEngine Service Fees
  16.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Research & Development
  5.2%
  We will use 5.2% of the funds raised for market and customer research, new product development and market testing.

- Company Employment
  51.1%
  We will use this portion of the funds raised to hire and retain key personnel for daily operations, including the following roles: science, engineering, laboratory services, operations, administrative and leadership. Wages to be commensurate with training, experience and position.

- Working Capital
  20.2%
  We will use 20.2% of the funds for working capital to cover expenses for the initial launch, product expansion, etc. as well as ongoing day-to-day operations of the Company.

If we raise the over allotment amount of $1,235,000.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- Research & Development
  37.2%
  We will use 37.2% of the funds raised for market and customer research, new product development and market testing.

- Company Employment
  40.3%
  We will use this portion of the funds raised to hire key personnel for daily operations, including the following roles: science, engineering, laboratory services, operations, administrative and leadership. Wages to be commensurate with training, experience and position.

- Working Capital
  15.0%
  We will use 15% of the funds for working capital to cover expenses for the initial launch, product expansion, etc. as well as ongoing day-to-day operations of the Company.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.fluidformbio.com (www.fluidformbio.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/fluidformbio

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR FluidForm Bio, Inc.

[See attached]

FLUIDFORM BIO, INC.

REVIEWED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2024, AND 2023
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

SET APART

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors of
FluidForm Bio, Inc.
Waltham, Massachusetts

We have reviewed the accompanying financial statements of FluidForm Bio, Inc. (the "Company"), which comprises the balance sheets as of December 31, 2024, and December 31, 2023, and the related statements of operations, statements of stockholders' equity, and cash flows for the year ending December 31, 2024, and December 31, 2023, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 14, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart Accountancy Corp.

March 7, 2025
Los Angeles, California

FluidForm Bio, Inc.
Balance Sheets
(Unaudited)

As of December 31,	2024	2023
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$ 960,117	$ 550,105
Accounts Receivable, net	65,209	21,300
Inventory	4,425	3,175
Prepaids and Other Current Assets	49,069	320,290
Total Current Assets	**1,078,820**	**894,870**
Property and Equipment, net	197,542	313,964
Right-of-Use Asset	221,495	2,261,032
Intangible Assets	4,697	8,515
Security Deposit	48,275	233,125
Total Assets	**$ 1,550,829**	**$ 3,711,506**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable	$ 683,928	$ 590,708
Current Portion of Loans and Promissory Notes	38,826	40,119
Lease Liability, current portion	178,802	594,836
Other Current Liabilities	175,998	239,023
Total Current Liabilities	**1,077,554**	**1,464,686**
Loans and Promissory Notes, net of current portion	15,634	59,165
Lease Liability, net of current portion	55,303	1,796,352
Convertible Note, net of current portion	-	350,000
Accrued Interest on Convertible Note	-	1,118
Warrants	50,960	-
Total Liabilities	**1,199,451**	**3,671,321**
STOCKHOLDERS' EQUITY		
Common Stock, 0.00001, 107,986,399 shares authorized, 1,440,376 and 4,775,343 shares outstanding as of December 31, 2024 and December 31, 2023, respectively	14	48
Series Seed Plus Preferred Stock 46,986,399 shares authorized, 46,370,382 and 4,775,343 and 0 shares outstanding as of December 31, 2024 and December 31, 2023, respectively	464	-
Series Seed Plus Prime Preferred Stock 46,370,382 shares authorized, 366,356 and 0 shares outstanding as of December 31, 2024 and December 31, 2023, respectively	4	-
Series Seed Preferred Stock	-	21
Series Seed Extension Preferred Stock	-	112
Additional Paid in Capital	18,337,953	13,519,717
Equity Issuance Cost	(274,770)	(158,510)
Accumulated Deficit	(17,712,288)	(13,321,203)
Total Stockholders' Equity	**351,377**	**40,185**
Total Liabilities and Stockholders' Equity	**$ 1,550,829**	**$ 3,711,506**

See accompanying notes to financial statements.

FLUIDFORM BIO, INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For the Year Ended December 31,	2024	2023
(USD $ in Dollars)		
Net Revenue	$ 168,783	$ 1,948,705
Cost of Goods Sold	24,150	34,036
Gross Profit	**144,633**	**1,914,669**
Operating Expenses		
General and Administrative	2,198,744	2,190,233
Research and Development	2,130,136	2,592,633
Selling and Marketing	90,144	336,934
Total Operating Expenses	**4,419,024**	**5,119,800**
Net Operating Loss	**(4,274,391)**	**(3,205,131)**
Interest Expense	7,164	229,524
Other Loss	109,530	2,093,878
Net Loss	**(4,391,085)**	**(5,528,532)**

See accompanying notes to financial statements.

FLUIDFORM BIO, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock Shares	Common Stock Amount	Series Seed Preferred Stock Shares	Series Seed Preferred Stock Amount	Series Seed Extension Preferred Stock Shares	Series Seed Extension Preferred Stock Amount	Series Seed Plus Preferred Stock Shares	Series Seed Plus Preferred Stock Amount	Series Seed Plus Prime Preferred Stock Shares	Series Seed Plus Prime Preferred Stock Amount	Additional Paid In Capital	Equity Issuance Costs	Accumulated Deficit	Total Stockholders' Equity
Balance—December 31, 2022	**4,570,049**	**$ 46**	**2,073,310**	**$ 21**	**-**	**$ -**	**-**	**$ -**		**$ -**	**$ 2,006,772**	**$ (10,000)**	**$ (7,792,671)**	**$ (5,795,832)**
Issuance of Stock	191,232	2	-	-	975,800	10	-	-	-	-	999,988	(148,510)	-	851,490
Issuance of Common Stock, stock options exercised	14,062	0.14	-	-	-	-	-	-	-	-	4,500	-	-	4,500
Issuance of Preferred Stock, conversion of debt	-	-	-	-	10,252,679	103	-	-	-	-	10,506,843	-	-	10,506,945
Share-Based Compensation	-		-	-	-	-	-	-	-	-	1,614	-	-	1,614
Net Loss	-	-	-	-	-	-	-	-	-	-	-	-	(5,528,532)	(5,528,532)
Balance—December 31, 2023	**4,775,343**	**$ 48**	**2,073,310**	**$ 21**	**11,228,479**	**$ 112**	**-**	**$ -**	**-**	**$ -**	**13,519,717**	**(158,510)**	**$ (13,321,203)**	**$ 40,185**
Issuance of Common Stock, stock options exercised	1,450	-	-	-	-	-	-	-	-	-	700	-	-	700
Cancelled Stock	-	-	(111,750)	(1)	(2,554,860)	(26)	-	-	-	-	27	-	-	-
Reverse stock split (10 to 1)	(4,299,117)	(43)	(1,765,405)	(18)	(7,806,257)	(78)	-	-	-	-	139	-	-	-
Issuance of Stock	-	-	-	-	-	-	41,163,145	412	366,356	4	4,272,268	(116,260)	-	4,156,424
Issuance of Preferred Stock, conversion of debt	-	-	-	-	-	-	5,207,237	52	-	-	540,511	-	-	540,563
Conversion into other class	1,063,517	11	(196,155)	(2)	(867,362)	(9)	-	-	-	-	-	-	-	-
Cancelled Stock	(100,817)	(1)	-	-	-	-	-	-	-	-	1	-	-	-
Share-Based Compensation	-	-	-	-	-	-	-	-	-	-	4,590	-	-	4,590
Net Loss	-	-	-	-	-	-	-	-	-	-	-	-	(4,391,085)	(4,391,085)
Balance—December 31, 2024	**1,440,376**	**$ 14**	**-**	**$ -**	**-**	**$ -**	**46,370,382**	**$ 464**	**366,356**	**$ 4**	**$ 18,337,953**	**$ (274,770)**	**$ (17,712,288)**	**$ 351,378**

See accompanying notes to financial statements.

FLUIDFORM BIO, INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For the Year Ended December 31,	2024	2023
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net Loss	$ (4,391,085)	$ (5,528,532)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities		
Depreciation of Property	61,616	60,625
Amortization of Intangibles Assets	3,818	2,742
Reduction in the Carrying Amount of Right-of-Use Assets - Operating		
Share-Based Compensation	4,590	1,614
Loss on Conversion of Notes	140,563	2,435,645
Accrued Interest on Convertible Note	(1,118)	(320,340)
Non-Cash Lease Expense	(117,545)	130,156
Changes in Operating Assets and Liabilities:		
Accounts Receivable, net	(43,909)	133,209
Inventory	(1,250)	11,255
Prepaids and Other Current Assets	271,221	(292,303)
Accounts Payable	93,220	10,585
Deferred Revenue	-	-
Other Current Liabilities	(63,026)	(104,382)
Security Deposit	184,850	(179,025)
Net Cash Used In Operating Activities	**(3,858,055)**	**(3,638,751)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of Property and Equipment	54,806	(112,858)
Purchases of Intangible Assets	-	(9,395)
Net Cash Provided By/(Used In) Investing Activities	**54,806**	**(122,253)**
CASH FLOW FROM FINANCING ACTIVITIES		
Proceeds from Issuance of Stock	4,157,124	855,990
Repayment of Promissory Notes and Loans	(44,824)	(16,723)
Warrants	50,960	-
Proceeds from Issuance of Convertible Notes	50,000	3,098,161
Net Cash Provided By Financing Activities	**4,213,261**	**3,937,428**
Change in Cash & Cash Equivalents	**410,012**	**176,423**
Cash & Cash Equivalents —Beginning of The Year	550,105	373,682
Cash & Cash Equivalents—End of The Year	**$ 960,117**	**$ 550,105**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash Paid During the Year for Interest	$ 7,164	$ 229,524
OTHER NON CASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Issuance of Equity in Return for Note	$ 540,511	$ 10,506,945

See accompanying notes to financial statement

1. NATURE OF OPERATION

FluidForm Bio, Inc. was incorporated on June 25, 2018, in the State of Delaware as FluidForm, LLC. On June 12, 2019, the Company converted from FluidForm, LLC to FluidForm, Inc. On March 8, 2024, the Company changed its name from FluidForm, Inc. to FluidForm Bio, Inc. The financial statements of FluidForm Bio, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Waltham, Massachusetts.

FluidForm Bio is a pre-clinical stage company using its cutting-edge biological tissue building platform to create replacement cell therapies, starting with type 1 diabetes (T1D). FluidForm has a proprietary 3D printing platform known as FRESHTM that creates functional tissue ready for implantation. The company's initial focus is FRSH-001, which is tissue containing insulin-producing beta cells to treat T1D. The therapy is designed to overcome many of the limitations of current cell therapies in development for T1D by providing a) successful vascularization, b) long-term functional cell viability, and c) patient immune tolerance through local immune suppression.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis of reporting.

Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash & Cash Equivalents
Cash and cash equivalents include all cash in banks, cash on hand and all highly liquid investments with original maturities of three months or less at the time of purchase. As of December 31, 2024, and 2023, the Company's cash & cash equivalents exceeded FDIC-insured limits by $258,637 and $64,964, respectively.

Concentration of Credit Risk
The Company is subject to concentrations of credit risks primarily from cash, cash equivalents, and accounts receivable. At various times during the years, the Company may have bank deposits in excess of Federal Deposit Insurance Corporation insurance limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions. Accounts receivable consist of uncollateralized receivables from customers/clients primarily located throughout the United States of America.

Accounts Receivable
Accounts receivable are carried net of allowance for expected credit losses. The allowance for expected credit losses is increased by provision charged to expense and reduced by accounts charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential account losses based on management's evaluation of the anticipated impact on the balance of current economic conditions, changes in character and size of the balance, past and expected future loss experience and other pertinent factors.

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instrument – Credit Losses.". This ASU, and the related ASUs issued subsequently by the FASB introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases and available-for-sale debt securities. The new ASU broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information and reasonable supportable forecasts.

The Company adopted this ASU on January 1, 2023, using the modified retrospective approach. The adoption of this ASU did not have a material impact on financial statements as the Company's customers are direct consumers and pay at the time of purchase. As of December 31, 2024, and 2023, the Company determined an allowance for expected credit loss of $7,590 and $0, respectively.

Inventories
Inventories are valued at the lower of cost or net realizable value. Inventories include costs for ingredients and finished goods, which are determined using a specific identification method.

Property and Equipment
Property and equipment are stated at cost. Expenditures for additions, major renewals and betterments are capitalized, and expenditures for maintenance and repairs are charged against income as incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in statements of operations.

Depreciation and amortization of property and equipment are computed using the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized on a straight-line basis over either the useful life of the improvement or the remainder of the related lease term, whichever is shorter.

Estimated useful lives for property and equipment are as follows:

Category	Useful Life
Computers	3 years
Equipment	7 years

Intangibles
Intangible assets with finite lives, such as software, are amortized on a straight-line basis over their estimated useful lives.

Impairment of Long-Lived Assets
Long-lived assets, including property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. The determination of recoverability is made based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. The measurement of the impairment for long-lived assets is based on the asset's estimated fair value. No such impairment was recorded for the year ended December 31, 2024, and 2023.

Revenue Recognition
The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, *Revenue from Contracts with Customers*: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Revenue is recognized at the point in time when control of the goods is transferred to the customer, which typically occurs at the following times:

- Revenue is recognized at point-in-time when the customer takes possession of the goods.

Cost of Sales

Cost of sales includes the cost of materials, and other variable and fixed overheads.

Research and Development Costs
Costs incurred in research and development of the Company's product are expensed as incurred.

Income Taxes
The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Leases
The Company determines if an arrangement is a lease at inception by determining whether the agreement conveys the right to control the use of the identified asset for a period of time, whether the Company has the right to obtain substantially all of the economic benefits from use of the identified asset, and the right to direct the use of the asset. Lease liabilities are recognized at the commencement date based upon the present value of the remaining future minimum lease payments over the lease term using the rate implicit in the lease or the Company's incremental borrowing rate. The incremental borrowing rate is defined as the rate of interest the Company would have to pay to borrow on a collateralized basis over a similar term in an amount equal to the lease payments in a similar economic environment. The Company's lease terms include options to renew or terminate the lease when it is reasonably certain that it will exercise the option.

The lease right-of-use assets are initially measured at the carrying amount of the lease liability and adjusted for any prepaid or accrued lease payments, remaining balance of lease incentives received, unamortized initial direct costs, or impairment charges relating to the right-of-use-asset. Certain leases contain escalation clauses, which are factored into the right-of-use asset where appropriate. Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term.

Variable lease expenses include payments related to the usage of the leased assets (utilities, real estate taxes, insurance, and variable common area maintenance) and are expensed as incurred. The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Equity Issuance Costs
Equity issuance costs are costs directly attributable to the issuance of equity securities, including common stock and preferred stock. These costs generally include underwriting fees, legal fees, accounting fees, printing and filing fees, and other related expenses. The company capitalizes these costs as a reduction of equity in a separate contra-equity account rather than expensing them as incurred.

Stock-Based Compensation
The Company accounts for stock-based compensation to both employees and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments
The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Advertising & Promotional Costs
Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2024, and December 31, 2023, amounted to $90,144 and $336,934, which is included in sales and marketing expenses.

Subsequent Events
The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through March 7, 2025, which is the date the financial statements were available to be issued.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaid and other current assets consist of the following:

As of December 31,	2024	2023
Prepaids	49,069	28,290
Unbilled A/R	-	292,000
Total Prepaids and Other Current Assets	**$ 49,069**	**$ 320,290**

Other current liabilities consist of the following:

As of December 31,	2024	2023
Accrued Expense	57,475	151,150
401k Contributions	10,432	8,724
Dependent Care FSA Contributions	1,202	685
Deferred Revenue	52,667	
Credit Cards	53,467	78,104
Health FSA Contributions	754	360
Total Other Current Liabilities	**$ 175,998**	**$ 239,023**

4. INVENTORY

Inventory consists of the following:

As of December 31,		2024		2023
Finished Goods		4,425		3,175
Total Inventory	**$**	**4,425**	**$**	**3,175**

5. PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

As of December 31,		2024		2023
Computers & Equipment	$	390,870	$	445,676
Property and Equipment, at cost		**390,870**		**445,676**
Accumulated Depreciation		(193,328)		(131,713)
Property and Equipment, net	**$**	**197,542**	**$**	**313,964**

Depreciation expense for the years ended December 31, 2024, and 2023 was $61,616 and $60,625, respectively.

6. INTANGIBLE ASSETS

Intangible assets consist of the following:

As of December 31,		2024		2023
Software	$	15,275	$	15,275
Intangible Assets, at cost		**15,275**		**15,275**
Accumulated Amortization		(10,577)		(6,760)
Intangible Assets, net	**$**	**4,697**	**$**	**8,515**

Amortization expense for the years ended December 31, 2024, and 2023 was $3,818 and $2,742, respectively.

Estimated annual amortization expense subsequent to December 31, 2024, is as follows:

Period		Amortization Expense
2025	$	3,818
2026		880
2027		-
2028		-
Thereafter		-
Total	**$**	**4,697**

7. LEASES

The Company has one operating lease for business premises. The Company's leases have terms maturing through 2026. Monthly payments range from $15,193 to $15,572 and contain escalation clauses. Rent expense is recorded on a straight-line basis over the lease term.

The weighted average remaining lease term for operating leases as of December 31, 2024, was 1.3 years.

The weighted average discount rate for operating leases as of December 31, 2024, was 13%.

Minimum future lease payments under non-cancellable operating leases as of December 31, 2024, are as follows:

As of December 31,		2024
2025	$	184,209
2026		62,289
2027		-
2028		-
Thereafter		
Present Value Discount		(12,393)
Total	**$**	**234,105**

8. DEBT

Loan & Promissory Note

The Company had outstanding term loans/ notes payables with varying maturities. Details of loans outstanding are as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	As of December 2024 Current Portion	As of December 2024 Non-Current Portion	As of December 2024 Total Indebtedness	As of December 2023 Current Portion	As of December 2023 Non-Current Portion	As of December 2023 Total Indebtedness
Olympus MVX10 Microscope - Capital Lease	$ 35,554	0.00%	29/11/2021	29/11/2026	$ 7,111	$ 8,123	$ 15,234	$ 7,617	$ 15,234	$ 22,851
Fisher Sci - Autoclave & Centrifuge - Capital Lease	10,060	0.00%	29/03/2022	29/03/2025	1,638	-	1,638	1,638	6,342	7,980
Thermo Fisher - Countess 3 - Capital Lease	18,756	0.00%	03/06/2022	03/06/2025	5,914	-	5,914	6,701	5,914	12,615
Thermo Fisher - Lyophilizer - Capital Lease	51,611	0.00%	29/08/2022	24/02/2026	17,204	2,870	20,074	17,203	20,074	37,276
Thermo Fisher - Varioskan LUX - Capital Lease	$ 20,880	0.00%	17/07/2023	17/07/2026	6,960	4,641	11,601	6,960	11,601	18,561
Total					**$ 38,826**	**$ 15,634**	**$ 54,460**	**$ 40,119**	**$ 59,165**	**$ 99,283**

Convertible Note

The Company has issued convertible loan notes to various lenders. Details of Convertible Notes issued and outstanding are as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	As of December 2024 Current Portion	As of December 2024 Non-Current Portion	As of December 2024 Total Indebtedness	As of December 2023 Current Portion	As of December 2023 Non-Current Portion	As of December 2023 Total Indebtedness
Convertible Note - Jonathan Paris	$ 250,000	6.00%	12/14/2023	converted	$ -	$ -	$ -	$ -	$ 250,000	$ 250,000
Convertible Note - Rolling Bay Ventures LLC	50,000	6.00%	12/14/2023	converted	-	-	-		50,000	50,000
Convertible Note - Mountain State Capital SBIC, LP	$ 50,000	6.00%	12/14/2023	converted	-	-	-	-	50,000	50,000
Total					**$ -**	**$ -**	**$ -**	**$ -**	**$ 350,000**	**$ 350,000**

In March 2024, the Company converted $400,000 of principal into 5,207,237 shares of Series Seed Plus Preferred Stock, valued at $540,563, resulting in a net loss of $140,563 from the conversion.

9. SHARE-BASED COMPENSATION

During 2019, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 11,778,837 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or non-employee are limited depending on the type of award.

Stock Options

The Company granted stock options to its employees and executives at various times. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

Expected life (years)	10.00
Risk-free interest rate	3.95%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method, which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of a comparable public company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's Common Stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of Common Stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2022	**1,503,000**	**$ 3.20**	**-**
Granted	352,000	4.80	-
Exercised	(14,062)	-	-
Expired/Cancelled	(30,980)	-	-
Outstanding at December 31, 2023	**1,809,958**	**$ 3.20**	**0.03**
Exercisable Options at December 31, 2023	**1,243,801**	**$ 3.20**	**0.03**
Reverse stock split (10 to 1)	(1,627,650)	-	-
Granted	10,441,175	0.05	
Exercised	(1,458)	-	-
Expired/Cancelled	(30,450)	-	-
Outstanding at December 31, 2024	**10,591,575**	**$ 3.20**	**0.03**
Exercisable Options at December 31, 2024	**237,133**	**$ 3.20**	**0.03**

The Company recognizes compensation expense for stock-based compensation awards using the straight-line basis over the applicable service period of the award. The service period is generally the vesting period.

During the year ended December 31, 2024, and 2023, the Company recognized stock-based compensation expense of $1,547 and $395, respectively.

Warrants

A summary of the Company's warrants activity and related information is as follows:

	Number of Awards	Weighted Average Fair Value	Weighted Average Contract Term
Outstanding at December 31, 2022	**-**	**0.01**	**-**
Granted	4,829,371	-	-
Vested	-	-	-
Forfeited	-	-	-
Outstanding at December 31, 2023	**4,829,371**	**0.01**	**3.55**
Reverse stock split (10 to 1)	(4,596,101)	-	-
Granted	740,605	7.70	
Vested	-	-	-
Forfeited	-	-	-
Outstanding at December 31, 2024	**973,875**	**0.01**	**2.55**

During the year ended December 31, 2024, and 2023, the Company recognized stock-based compensation expense of $3,043 and $1,219, respectively.

10. EQUITY AND CAPITALIZATION

Common Stock

The Company is authorized to issue 107,986,399 shares of common stock with a par value of $0.00001. As of December 31, 2024, and 2023, 1,440,376 shares and 4,775,343 shares of common stock, respectively, have been issued and were outstanding.

Preferred Stock

The Company is authorized to issue 46,986,399 shares of preferred stock with a par value of $0.00001, of which 46,370,382 are designated as Series Seed Plus Preferred Stock, and 616,017 are designated as Series Seed Plus Prime Preferred Stock.

As of December 31, 2024, 46,370,382 shares of Series Seed Plus Preferred Stock, and 366,356 shares of Series Seed Plus Prime Preferred Stock have been issued and outstanding.

As of December 31, 2023, 2,073,310 shares of Series Seed Preferred Stock, and 11,228,479 shares of Series Seed Extension Preferred Stock were issued and outstanding. These shares were cancelled or converted to common stock during 2024.

11. INCOME TAXES

The provision for income taxes for the year ended December 31, 2024, and December 31, 2023, consists of the following:

For the Year Ended December 31,	2024	2023
Net Operating Loss	$ (1,273,415)	$ (346,293)
Valuation Allowance	1,273,415	346,293
Net Provision For Income Tax	**$ -**	**$ -**

Significant components of the Company's deferred tax assets and liabilities on December 31, 2024, and December 31, 2023, are as follows:

As of December 31,	2024	2023
Net Operating Loss	$ (2,546,385)	$ (1,272,971)
Valuation Allowance	2,546,385	1,272,971
Total Deferred Tax Asset	**$ -**	**$ -**

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2024, and December 31, 2023. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2024, the Company had federal cumulative net operating loss ("NOL") carryforwards of $8,780,639. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2024, and December 31, 2023, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2024, and December 31, 2023, the Company had no accrued interest and penalties related to uncertain tax positions.

12. CONTINGENCIES AND COMMITMENTS

Contingencies

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or losses of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business. As of December 31, 2024, and December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

13. RELATED PARTY TRANSACTIONS

On December 14, 2023, the Company issued a Convertible note to Jonathan Paris, its employee, in the amount of $250,000, with an interest rate of 6% per annum. In March 2024, this note was converted to 3,256,174 shares of preferred stock.

On August 7, 2024, the Company issued 490,944 warrants to Persistently LLC, a related party, as compensation for professional services valued at $50,960.

14. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $4,274,391, an operating cash flow loss of $3,858,055 and liquid assets in cash of $960,117, which is less than a year's worth of cash reserves as of December 31, 2024. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

OVERVIEW ABOUT TERMS DISCUSSION INVESTING FAQS

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GET A PIECE OF FLUIDFORM BIO

Pioneering 3D Bioprinting to Cure Type 1 Diabetes

FluidForm Bio has demonstrated promising results in small animal studies using its FRESH 3D bioprinting technology, showing the potential to address type 1 diabetes. The company is now advancing to large animal studies, a critical step towards potential future human clinical trials and then hopefully FDA Approval.

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Invest Now

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


FLUIDFORM BIO
Bioprinting the Future
A Functional Cure for Type 1 Diabetes
FluidForm Bio is pioneering 3D bioprinting to create vascularized, insulin-producing tissue implants. With successful preclinical studies demonstrating a functional cure in diabetic mice, the company is advancing to large animal trials as the next step toward FDA approval and human clinical testing.

Invest Now

15.0% Interest Rate

MIN INVEST	VALUATION CAP
$500	$25M

REASONS TO INVEST

- Transformative Diabetes Solution: FluidForm Bio's proprietary 3D bioprinting technology, FRESH, enables the creation of insulin-producing tissue that is implanted under the skin, with the goal of addressing type 1 diabetes through a minimally invasive, retrievable, and vascularized implant.
- Strong IP Portfolio & Proven Technology: With 40+ issued and pending patents worldwide, FluidForm's proprietary 3D bioprinting technology aims to drive innovation in diabetes cell replacement therapy.
- Massive Addressable Market Opportunity: FluidForm Bio targets a cell therapy market for diabetes valued at $625B globally*, addressing the urgent need for a minimally invasive, retrievable, and vascularized solution.

*Based on Company analysis of eligible patients for cell replacement therapy to treat diabetes

TEAM



Michael Graffeo • Chief Executive Officer, Chairman of the Board

Mike is CEO and co-founder of FluidForm Bio. He has helped bring novel products through the FDA that have generated billions of dollars in sales, in both startup and growth organizations. He received his BS (Engineering Physics) and M.Eng (Mechanical Engineering) from Cornell University and an MBA Harvard Business School, where he was a Baker Scholar.

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Adam Feinberg, PhD • Chief Technology Officer, Board Member

Dr. Adam Feinberg earned his BS in Materials Science & Engineering from Cornell University in 1999 with Co-op experience at Abiomed, Inc., working on total artificial hearts. He then earned his PhD in Biomedical Engineering from the University of Florida, focused on engineering cell-material interactions to prevent and enhance adhesion. This was followed by postdoctoral training at Harvard University, developing new biomaterials and stem cell-based cardiac tissue engineering strategies. Dr. Feinberg has co-authored over 50 peer-reviewed publications, holds 19 US patents and 7 patent applications and has received multiple honors including the NSF CAREER Award, the NIH Director's New Innovator Award, and Fellow of the American Institute for Medical and Biological Engineering. A primary research focus is engineering extracellular matrix (ECM) protein scaffolds using advanced biomanufacturing and 3D bioprinting approaches for multiple applications including cancer models, regenerative scaffolds, skeletal muscle and cardiac muscle tissue engineering. At FluidForm, he is driving the development of the pancreatic cell therapy program leveraging the FRESH 3D bioprinting platform.

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Jonathan Paris • General Counsel, Head of Corporate Strategy, Corporate Secretary

Jonathan is an accomplished legal executive and commercial attorney with extensive experience advising both publicly traded and privately held domestic and multinational organizations. Most recently, he served as Senior Vice President, General Counsel, and Secretary at Rapid Micro Biosystems, a life sciences technology company, where he led the legal and compliance functions and played an instrumental role in guiding the company through an initial public offering. Prior to this, Jonathan held key leadership roles at Insulet Corporation, Medtronic, and Covidien. He earned a Bachelor of Arts in Economics and Government from Colby College, as well as a Master of Science in Finance and a Juris Doctor from Suffolk University.

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Erik Waters • Chief Financial Officer

Erik is an experienced business owner and a C-Level executive with demonstrated success in venture capital backed growth companies. His industry experience is broad, covering business services, technology, education, energy, and healthcare.

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THE PITCH

Our Vision for a Diabetes-Free Future

FluidForm Bio is advancing cell therapy by developing insulin-producing tissue implants for people with type 1 diabetes. Leveraging our patented FRESH 3D bioprinting technology, we create vascularized pancreatic islet cell implants that aim to sustain long-term insulin production, potentially eliminating the need for daily injections.

How FluidForm Bio's 3D Bioprinting Works


FRESH 3D BIOPRINTING
CREATING FUNCTIONAL TISSUE IN 3 STEPS
01
3D PRINT
CELLS AND PROTEINS ARE DEPOSITED WITHIN A GEL MATRIX IN ONLY 2-12 MINUTES
GEL MATRIX
02
WITHIN THE GEL, CELLS AND PROTEINS ASSEMBLE TO FORM FUNCTIONAL TISSUE
03
GEL IS REMOVED, LEAVING FUNCTIONAL TISSUE READY FOR IMPLANTATION, TYPICALLY THE FOLLOWING DAY

With $14.5M raised, 40+ patents, and successful small animal studies, we are now preparing for large animal trials with a goal of advancing toward human clinical applications.

THE PROBLEM & OUR SOLUTION

The Challenge: A Lifelong Burden for Millions

Type 1 diabetes (T1D) affects millions of people worldwide, forcing them into a lifetime of insulin dependence. Current treatments require frequent injections, strict monitoring, and carry the risk of severe complications. While experimental cell therapies exist, they lack long-term viability due to immune rejection and poor vascularization.



Challenges of Type 1 Diabetes
Daily Insulin Dependence
Patients must self-inject insulin multiple times a day.
Blood Sugar Monitoring
Constant need for glucose monitoring to prevent spikes and crashes.
Risk of Complications
Higher risk of kidney failure, nerve damage, and cardiovascular disease.
Limited Cell Therapy Success
Existing therapies lack vascularization and often fail due to immune rejection.

How FluidForm Bio is Solving It

Our FRESH 3D bioprinting technology plans to overcome these challenges by creating structured, functional tissue that rapidly vascularizes, ensuring long-term cell survival and insulin production. Unlike other approaches, our tissue implant is designed to be minimally invasive, retrievable, and potentially eliminate the need for systemic immune suppression, making it a viable solution for a broad patient population.

Viable Cells Demonstrate Optimal Functionality

- Islet secreting insulin (light brown)
- Key marker of beta cell function



Robust insulin secretion from functional islets
100 µm

Histology of FRESH printed tissue at 14-days post-implantation in mouse (insulin (brown) and CD31 (red) staining)


FRSH-001 Restores Normoglycemia in Diabetic Mouse Model
• Induction of diabetes using streptozotocin (day 0)
• Rapid return to normoglycemia within days of implantation of FRESH printed tissue
• Euglycemia maintained over 100-day study period
A
FRESH Bioprinting
Human Islet Scaffolds
B
Diabetic NCG Mice
Implantation
C
Scaffold
Islet Injection
Non-fasting Blood Glucose (mg/dL)
0
200
400
600
0 30 60 90 120 150 180
Post-Implantation Day
as of 3/18/2025: n = 13 scaffolds; n = 3 islet injections

THE MARKET & OUR TRACTION

A Massive, High-Impact Market

The total addressable market for cell replacement therapy in type 1 diabetes, including insulin-requiring type 2 diabetes, is valued at $625B*. Upon launch, FluidForm Bio's first product will enter an addressable market estimated at $125B* based on internal company analysis. This does not guarantee future results, aiming to provide an innovative solution for millions in need.

**Based on internal Company analysis of eligible patients for cell replacement therapy to treat diabetes*


Pioneering the Next Revolution in Cell Therapy
8.4 Million
People Affected by Type 1 Diabetes
The global burden of Type 1 diabetes (T1D) is growing, with over 8.4 million people worldwide affected by the condition. Unlike Type 2 diabetes, which can sometimes be managed with lifestyle changes, Type 1 diabetes requires lifelong insulin therapy, creating an urgent need for curative solutions.
$625B
Total Addressable Market
The global cell replacement therapy market for Type 1 and insulin-requiring Type 2 diabetes is valued at $625 billion. Upon launch, FluidForm Bio's first-generation therapy is projected to have an immediately addressable market of $125 billion, positioning the company for significant market penetration.

**Based on internal Company analysis of eligible patients for cell replacement therapy to treat diabetes*

Proven Traction and Strong Momentum

- Breakthrough Small Animal Studies – Achieved a functional cure in diabetic mice models, with sustained return to normal blood sugar levels in preclinical studies, demonstrating sustained return to normal blood sugar levels.
- Advancing to Large Animal Trials – Planning for FDA submission contingent upon successful large animal studies.
- Intellectual Property Strength – 40+ issued and pending patents protect our proprietary 3D bioprinting platform.
- Funding Success – Raised $14.5M since 2018, including $4.5M in 2024 to advance diabetes research.

- Industry Recognition – Finalist for Fast Company's World Changing Ideas in 2020.



FluidForm Bio's Rapid Progress
150+ days of sustained Normoglycemia in Preclinical Studies
40+ Issued and Pending Patents Worldwide
3 Industry Leading Partnerships (Johnson & Johnson, Amgen, Merck)
$14.5 Million in Funding Raised to Date
Clear Pathway to FDA Approval & Clinical Trials
Q2 2025
Large animal studies initiate.
2026
FDA IND (Investigational New Drug) application submitted.
2027
Phase 1/2 human clinical trials expected to begin.
With scientific validation, industry partnerships, and a clear regulatory pathway, FluidForm Bio is poised to redefine diabetes treatment and enter a high-growth market.

**These partners were involved in validating FRESH and are not involved in the T1D product.*

FDA timelines shown are estimates and may change. There is no guarantee these milestones will be achieved.

WHY INVEST

Shaping the Future of Tissue Engineering


"We set out to fundamentally change how tissues can be engineered, leveraging the latest advances in synthetic biology, 3D printing, advanced materials, AI to build tissue inspired by the way the body does."

— Dr. Adam Feinberg, chief technology officer and co-founder, FluidForm Bio™

FluidForm Bio is advancing 3D bioprinting and regenerative medicine through its diabetes cell therapy program. Our technology has been relied upon in collaborations with leading life sciences companies. By leveraging our FRESH™ bioprinting technology, we have completed successful research collaborations with Johnson & Johnson, Amgen, and Merck to develop advanced tissue solutions for drug discovery and bioprinting applications. These partnerships reinforce our leadership in the field and expand the impact of our technology beyond diabetes treatment.

Johnson&Johnson

FluidForm Announces Agreement to Develop 3D Bioprinting Solutions

AMGEN

3D Tissue Models Mimic the Human Immune System to Inform Drug Development.

MERCK

FluidForm Presents Data Demonstrating Performance of its Cardiac Drug Discovery Platform

FluidForm Bio's first-generation product has a clear commercialization path, entering a $125B immediate market opportunity.

FLUIDFORM BIO

INVEST TODAY

and support the next step in making a functional cure for type 1 diabetes a reality.

ABOUT

HEADQUARTERS
852 Winter St
Waltham, MA 02451

WEBSITE
View Site

FluidForm Bio has demonstrated promising results in small animal studies using its FRESH 3D bioprinting technology, showing the potential to address type 1 diabetes. The company is now advancing to large animal studies, a critical step towards potential future human clinical trials and then hopefully FDA Approval.

TERMS

FluidForm Bio

Overview

INTEREST RATE
15.0%

VALUATION CAP
$25M

MATURITY DATE
Apr 2, 2027

FUNDING GOAL
$124K - $1.24M

Breakdown

MIN INVESTMENT
$500

OFFERING TYPE
Convertible Notes

DISCOUNT
20.0%

TYPE OF EQUITY
Undefined security

CONVERSION TRIGGER
$1,000,000

SEC Recent Filing

Offering Memorandum

Financials

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$1,550,829	$3,711,506
Cash & Cash Equivalents	$960,117	$550,105
Accounts Receivable	$65,209	$21,300
Short-Term Debt	$1,077,554	$1,464,686
Long-Term Debt	$121,897	$2,206,635
Revenue & Sales	$168,783	$1,948,705
Costs of Goods Sold	$24,150	$34,036
Taxes Paid	$0	$0
Net Income	-$4,391,085	-$5,528,532

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

A convertible note offers you the right to receive Undefined security in FluidForm Bio. The amount of Undefined security you will receive in the future will be determined at the next equity round in which the Company raises at least $1,000,000.00 in a qualified equity financing. The highest conversion price per security is set based on a $25,000,000.00 Valuation Cap or if less, then you will receive a 20.00% discount on the price the new investors are paying. You also receive 15.00% interest per year added to your investment. When the maturity date is reached, if the note has not converted then you are entitled to receive Undefined security equal to your investment and interest back at a price per security determined by dividing the Valuation Cap by the aggregate number of outstanding equity securities of the Company as of immediately prior (on a fully diluted basis).

**Maximum discount rate offered subject to adjustment for bonuses. See Bonus info below.*

Material Rights of securities to be issued upon conversion of convertible notes sold in this offering.

Upon conversion of the convertible promissory notes offered in this offering into equity, investors may be required to become parties to FluidForm Bio, Inc.'s Second Amended and Restated Right of First Refusal and Co-Sale Agreement, Second Amended and Restated Investors' Rights Agreement, and Second Amended and Restated Voting Agreement, (collectively, the "Shareholder Agreements") or amended and restated versions of the Shareholder Agreements as may be negotiated in connection with a future equity financing round of the Company. The current forms of these Shareholder Agreements include provisions such as transfer restrictions, rights of first refusal and co-sale, drag-along rights, information rights, and voting obligations. These Shareholder Agreements may also be amended and restated in connection with a future equity financing round of the Company. Copies of the Shareholder Agreements will be provided to investors prior to conversion.

Investment Incentives and Bonuses**

Loyalty Bonus: Insiders will receive 5% addition to the base discount rate.

Time-Based Perks

Early Bird 1: Invest $500+ within the first 2 weeks and receive a 5% addition to the base discount rate

Early Bird 2: Invest $1,500+ within the first 2 weeks and receive a 6% addition to the base discount rate

Early Bird 3: Invest $500+ within the first 6 weeks and receive a 4% addition to the base discount rate *Note: this is not stackable with Early Bird 1.

Amount-Based Perks

Tier 1 Perk: Invest $2,500+ and receive a 6% addition to the base discount rate

Tier 2 Perk: Invest $10,000+ and receive a 9% addition to the base discount rate

Tier 3 Perk: Invest $30,000+ and receive a 12% addition to the base discount rate

Tier 4 Perk: Invest $50,000+ and receive a 15% addition to the base discount rate

***In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonuses from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive non-discount related perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-discount related perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

FluidForm will offer a 10% addition to the base discount rate for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% addition to the base discount rate.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Every day, millions of people wake up knowing they need to inject insulin just to stay alive. This is diabetes.

Multiple time a day. For life. Because right now, the only way to manage Type 1 diabetes is to manually do what a healthy pancreas should be doing automatically. But what if… instead of managing diabetes, we could cure it?

At FluidForm, we're not just imagining that future—we're working to build it. Using our groundbreaking 3D bioprinting technology, we're working towards creating a fully functional, living pancreas tissue—designed to restore insulin production and free people from daily injections. Imagine a world where that pancreas tissue is implanted right under the screen and restores insulin functions without the risks of immune suppression.

We've already printed beating heart tissue, blood vessels, and functional human cells. Now, we're taking the next step: testing our bioprinted pancreas tissue in large-animal studies—the final stage before human trials.

Imagine a world where diabetes doesn't dictate lives. Where parents don't have to wake up in the middle of the night fearing a blood sugar crash. Where kids don't have to carry needles in their backpacks. Where no one has to choose between health and freedom.

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STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-14% (five and one-half to fourteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "FLUIDFORM, INC.", FILED IN THIS OFFICE ON THE EIGHTH DAY OF MARCH, A.D. 2024, AT 9:40 O`CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

6947253 8100
SR# 20240941791

Authentication: 202985267
Date: 03-11-24

THIRD AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF FLUIDFORM, INC.

(Pursuant to Sections 242 and 245 of the General Corporation Law of the State of Delaware)

FluidForm, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**General Corporation Law**"),

DOES HEREBY CERTIFY:

1. That the name of this corporation is FluidForm, Inc., and that this corporation was originally incorporated pursuant to the General Corporation Law on June 12, 2019 under the name FluidForm, Inc., and that an Amended and Restated Certificate of Incorporation was filed on September 11, 2019, and that a Second Amended and Restated Certificate of Incorporation was filed on August 8, 2023 ("**Second Amended and Restated Certificate of Incorporation**").

2. That the Board of Directors duly adopted resolutions proposing to amend and restate the Second Amended and Restated Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Second Amended and Restated Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

FIRST: The name of this corporation is FluidForm Bio, Inc. (the "**Corporation**").

SECOND: The address of the registered office of the Corporation in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle, 19801. The name of its registered agent at such address is: The Corporation Trust Company.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

FOURTH: Effective immediately upon the effectiveness of the filing of this Third Amended and Restated Certificate of Incorporation of the Corporation (this "**Restated Certificate**") with the Secretary of State of the State of Delaware (the "**Filing Date**"), each ten (10) shares of the Corporation's Common Stock, $0.00001 par value per share, issued and outstanding or held in treasury immediately prior to the Filing Date is hereby exchanged and combined, automatically and without further action, into one (1) share of Common Stock (such combination referred to as the "**Reverse Stock Split**"). The Reverse Stock Split shall be effected on a certificate-by-certificate basis with no fractional shares of stock to be issued as a result of the

Reverse Stock Split, and the number of shares of Common Stock to be issued shall be rounded to the next whole share (with any fractional amount being rounded downward). All share and per share amounts and other terms set forth in this Restated Certificate reflect the Reverse Stock Split and, accordingly, no further adjustment pursuant to this Restated Certificate shall be made as a result of the Reverse Stock Split.

The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 105,254,118 shares of Common Stock, $0.00001 par value per share ("**Common Stock**") and (ii) 44,254,118 shares of Preferred Stock, $0.00001 par value per share ("**Preferred Stock**").

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

A. COMMON STOCK

1. General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

2. Voting. The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings); provided, however, that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Restated Certificate that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected Series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Restated Certificate or pursuant to the General Corporation Law. There shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of this Restated Certificate) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

B. PREFERRED STOCK

43,742,875 shares of the authorized and unissued Preferred Stock of the Corporation are hereby designated "**Series Seed Plus Preferred Stock**", and 511,243 shares of the authorized and unissued Preferred Stock of the Corporation are hereby designated "**Series Seed Plus Prime Preferred Stock**", in each case, with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations. Unless otherwise indicated, references to "sections" or "subsections" in this Part B of this Article Fourth refer to sections and subsections of Part B of this Article Fourth. References to "**Preferred Stock**" shall mean the Series Seed Plus Preferred Stock and the Series Seed Plus Prime Preferred Stock.

1. Dividends. The holders of then outstanding shares of Preferred Stock shall be entitled to receive, only when, as and if declared by the Board of Directors.

1.1 Series Seed Plus Preferred Stock Dividends. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in this Restated Certificate) the holders of the Series Seed Plus Preferred Stock then outstanding shall first receive, prior to and in preference to the holders of the Series Seed Plus Prime Preferred Stock and the Common Stock, on a pari passu basis, a dividend on each outstanding share of Series Seed Plus Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Series Seed Plus Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Series Seed Plus Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Series Seed Plus Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the Original Issue Price (as defined below).

1.2 Series Seed Plus Prime Preferred Stock Dividends. After the payment of the dividends to the holders of Series Seed Plus Preferred Stock pursuant to Subsection 1.1 above, the Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in this Restated Certificate) the holders of the Series Seed Plus Prime Preferred Stock then outstanding shall first receive, prior to and in preference to the holders of the Common Stock, a dividend on each outstanding share of Series Seed Plus Prime Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Series Seed Plus Prime Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Series Seed Plus Prime Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Series Seed Plus Prime Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the Original Issue Price.

1.3 Other Matters. Dividends may only be payable to the holders of the Common Stock after the payment of the dividends pursuant to Subsection 1.1 and Subsection 1.2 above. If the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one (1) class or series of capital stock of the Corporation, the dividend payable to the holders of Preferred Stock pursuant to this Subsection 1.3 shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Preferred Stock dividend. The "**Original Issue Price**" shall mean, (a) with respect to the Series Seed Plus Preferred Stock, $0.1038 per share and (b) with respect to the Series Seed Plus Prime Preferred Stock, $10.00 per share, in each case, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the applicable Preferred Stock.

2. Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

2.1 Preferential Payments to Holders of Series Seed Plus Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Series Seed Plus Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, and in the event of a Deemed Liquidation Event (as defined below), the holders of shares of Series Seed Plus Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such Deemed Liquidation Event or out of the Available Proceeds (as defined below), as applicable, before any payment shall be made to the holders of Series Seed Plus Prime Preferred Stock and the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) the applicable Original Issue Price, plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of Series Seed Plus Preferred Stock been converted into Common Stock pursuant to Section 4 immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series Seed Plus Preferred Stock the full amount to which they shall be entitled under this Subsection 2.1, the holders of shares of Series Seed Plus Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

2.2 Preferential Payments to Holders of Series Seed Plus Prime Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Series Seed Plus Prime Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, and in the event of a Deemed Liquidation Event, the holders of shares of Series Seed Plus Prime Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such Deemed Liquidation Event or out of the Available Proceeds, as applicable, before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) the applicable Original Issue Price, plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of Series Seed Plus Prime Preferred Stock been converted into Common Stock pursuant to Section 4 immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series Seed Plus Prime Preferred Stock the full amount to which they shall be entitled under this Subsection 2.2, the holders of shares of Series Seed Plus Prime Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

2.3 Distribution of Remaining Assets. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment in full of all Liquidation Amounts required to be paid to the holders of shares of Preferred Stock, the remaining assets of the Corporation available for distribution to its stockholders or, in the case of a Deemed Liquidation Event, the consideration not payable to the holders of shares of Preferred Stock pursuant to Subsection 2.1 and Subsection 2.2 or the remaining Available Proceeds, as the case may be, shall be distributed among the holders of the shares of Series Seed Plus Preferred Stock and Common Stock, pro rata based on the number of shares held by each such holder, treating for this purpose all such securities as if they had been converted to Common Stock pursuant to the terms of this Restated Certificate immediately prior to such liquidation, dissolution or winding up of the Corporation; provided, however, that if the aggregate amount which the holders of Series Seed Plus Preferred Stock are entitled to receive under Subsection 2.1 and this Subsection 2.3 shall exceed $0.2076 per share (subject to appropriate adjustment in the event of a stock split, stock dividend, combination, reclassification, or similar event affecting the Series Seed Plus Preferred Stock) (the "**Maximum Participation Amount**"), each holder of Series Seed Plus Preferred Stock shall be entitled to receive upon such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, with respect to each share of Series Seed Plus Preferred Stock, the greater of (i) the Maximum Participation Amount and (ii) the amount per share such holder would have received if all shares of Series Seed Plus Preferred Stock had been converted into Common Stock immediately prior to such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event. The aggregate amount which a holder of a share of Preferred Stock is entitled to receive under Subsections 2.1, 2.2, and 2.3 is hereinafter referred to as the "**Liquidation Amount**."

2.4 Deemed Liquidation Events.

2.4.1. Definition. Each of the following events shall be considered a "**Deemed Liquidation Event**" unless the holders of a majority of the outstanding shares of Preferred Stock, voting together as a single class on an as-converted basis, which shall include the affirmative vote of the Major Qualified Investors (as defined in that certain Revenue Share Agreement, dated on or about the date hereof, by and among the Corporation and the parties listed therein, and as may be amended or restated from time) (collectively, the "**Requisite Holders**"), elect otherwise by written notice sent to the Corporation at least 10 days prior to the effective date of any such event:

(a) a merger, consolidation, statutory conversion, transfer, domestication, or continuance in which

(i) the Corporation is a constituent party or

(ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation,

except any such merger, consolidation, statutory conversion, transfer, domestication, or continuance involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger, consolidation, statutory conversion, transfer, domestication, or continuance continue to represent, or are converted into or exchanged for shares of capital stock or other equity interests that represent, immediately following such merger, consolidation, statutory conversion, transfer, domestication, or continuance, at least a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation or entity; or (2) if the surviving or resulting corporation or entity is a wholly owned subsidiary of another corporation immediately following such merger, consolidation, statutory conversion, transfer, domestication, or continuance, the parent corporation or entity of such surviving or resulting corporation or entity; or

(b) (1) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all of the business or assets of the Corporation and its subsidiaries taken as a whole, or (2) the sale or disposition (whether by merger, consolidation, statutory conversion, transfer, domestication, continuance, or otherwise, and whether in a single transaction or a series of related transactions) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

2.4.2. Effecting a Deemed Liquidation Event.

(a) The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Subsection 2.4.1(a) unless the agreement or plan with respect to such transaction, or terms for such transaction (the "**Merger Agreement**") provides that the consideration payable to the stockholders of the Corporation in such Deemed Liquidation Event shall be paid to the holders of capital stock of the Corporation in accordance with Subsections 2.1, 2.2, and 2.3.

(b) In the event of a Deemed Liquidation Event referred to in 2.4.1(a)(ii) or 2.4.1(b), if the Corporation does not effect a dissolution of the Corporation under the General Corporation Law within ninety (90) days after such Deemed Liquidation Event, then (i) the Corporation shall send a written notice to each holder of Preferred Stock no later than the ninetieth (90th) day after the Deemed Liquidation Event advising such holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause; (ii) to require the redemption of such shares of Preferred Stock, and (iii) if the Requisite Holders so request in a written instrument delivered to the Corporation not later than one hundred twenty (120) days after such Deemed Liquidation Event, the Corporation shall use the consideration received by the Corporation for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board of Directors of the Corporation), together with any other assets of the Corporation available for distribution to its stockholders, all to the extent permitted by Delaware law governing distributions to stockholders (the "**Available Proceeds**"), on the one hundred fiftieth (150th) day after such Deemed Liquidation Event, to redeem all outstanding shares of Preferred Stock at a price per share equal to the Liquidation Amount applicable to such series of Preferred Stock. Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Available Proceeds are not sufficient to redeem all outstanding shares of Preferred Stock, the Corporation shall ratably redeem each holder's shares of Preferred Stock to the fullest extent of such Available Proceeds, based on the respective amounts which would otherwise be payable in respect of the shares to be redeemed if the Available Proceeds were sufficient to redeem all such shares, and shall redeem the remaining shares as soon as it may lawfully do so under Delaware law governing distributions to stockholders. Prior to the distribution or redemption provided for in this Subsection 2.4.2(b), the Corporation shall not expend or dissipate the consideration received for such Deemed Liquidation Event, except to discharge expenses incurred in connection with such Deemed Liquidation Event or in the ordinary course of business.

2.4.3. Amount Deemed Paid or Distributed. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights or securities paid or distributed to such holders pursuant to such Deemed Liquidation Event. The value of such property, rights or securities shall be determined in good faith by the Board of Directors of the Corporation.

2.4.4. Allocation of Escrow and Contingent Consideration. In the event of a Deemed Liquidation Event pursuant to Subsection 2.4.1(a), if any portion of the consideration payable to the stockholders of the Corporation is payable only upon satisfaction of contingencies (the "**Additional Consideration**"), the Merger Agreement shall provide that (a) the portion of such consideration that is not Additional Consideration (such portion, the "**Initial Consideration**") shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 2.1, 2.2, and 2.3 as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event; and (b) any Additional Consideration which becomes payable to the stockholders of the Corporation upon satisfaction of such contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 2.1, 2.2, and 2.3 after taking into account the previous payment of the Initial Consideration as part of the same transaction. For the purposes of this Subsection 2.4.4, consideration placed into escrow or retained as a holdback to be available for satisfaction of indemnification or similar obligations in connection with such Deemed Liquidation Event shall be deemed to be Additional Consideration.

3. Voting.

3.1 General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of this Restated Certificate, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as-converted to Common Stock basis.

3.2 Preferred Stock Protective Provisions. At any time when shares of Preferred Stock are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or this Restated Certificate) the written consent or affirmative vote of the Requisite Holders given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void *ab initio*, and of no force or effect:

3.2.1. liquidate, dissolve or wind-up the business and affairs of the Corporation, effect any merger or consolidation or any other Deemed Liquidation Event, or consent to any of the foregoing;

3.2.2. amend, alter or repeal any provision of this Restated Certificate or Bylaws of the Corporation in a manner that adversely affects the powers, preferences or rights of the Preferred Stock;

3.2.3. create, or authorize the creation of, or issue or obligate itself to issue shares of, any additional class or series of capital stock unless the same ranks junior to any series of Preferred Stock with respect to the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends and rights of redemption, or increase the authorized number of shares of any series of Preferred Stock or increase the authorized number of shares of any additional class or series of capital stock of the Corporation unless the same ranks junior to any series of Preferred Stock with respect to the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends and rights of redemption;

3.2.4. (i) reclassify, alter or amend any existing security of the Corporation that is pari passu with any series of Preferred Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to any series of Preferred Stock in respect of any such right, preference, or privilege or (ii) reclassify, alter or amend any existing security of the Corporation that is junior to any series of Preferred Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to or pari passu with any series of Preferred Stock in respect of any such right, preference or privilege;

3.2.5. purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Corporation other than (i) redemptions of or dividends or distributions on the Preferred Stock as expressly authorized herein, (ii) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock and (iii) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Corporation or any subsidiary in connection with the cessation of such employment or service at the lower of the original purchase price or the then-current fair market value thereof;

3.2.6. create, or authorize the creation of, or issue, or authorize the issuance of any debt security or create any lien or security interest (except for purchase money liens or statutory liens of landlords, mechanics, materialmen, workmen, warehousemen and other similar persons arising or incurred in the ordinary course of business) or incur other indebtedness for borrowed money, including but not limited to obligations and contingent obligations under guarantees, or permit any subsidiary to take any such action with respect to any debt security lien, security interest or other indebtedness for borrowed money, if the aggregate indebtedness of the Corporation and its subsidiaries for borrowed money following such action would exceed $250,000;

3.2.7. create, or hold capital stock in, any subsidiary that is not wholly owned (either directly or through one or more other subsidiaries) by the Corporation, or permit any subsidiary to create, or authorize the creation of, or issue or obligate itself to issue, any shares of any class or series of capital stock, or sell, transfer or otherwise dispose of any capital stock of any direct or indirect subsidiary of the Corporation, or permit any direct or indirect subsidiary to sell, lease, transfer, exclusively license or otherwise dispose (in a single transaction or series of related transactions) of all or substantially all of the assets of such subsidiary;

3.2.8. increase or decrease the authorized number of directors constituting the Board of Directors;

3.2.9. make, or permit any subsidiary to make, any loan or advance to any person or entity, including, without limitation, any employee or director of the Corporation or any subsidiary, except advances and similar expenditures in the ordinary course of business or under the terms of an employee stock or option plan approved by the Board of Directors;

3.2.10. hire, terminate, or change the compensation of the executive officers, directors or senior-level employees, including approving any option grants or stock awards to officers, directors or senior-level employees;

3.2.11. create, or authorize the creation of, any stock option or stock award plan, agreement or arrangement (or similar incentive plan, agreement or arrangement), or amend any stock option or stock award plan, agreement or arrangement (or similar incentive plan, agreement or arrangement), providing for or contemplating the granting or issuance of any stock options or stock awards (or similar rights) to employees or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries, to subscribe for, purchase or otherwise acquire, in the aggregate with all stock option or stock award plans, agreements or arrangements (or similar incentive plans, agreements or arrangements), shares of Common Stock in excess of 6,000,000 (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization affecting such shares);

3.2.12. change the principal business of the Corporation, enter new lines of business, or exit the current line of business;

3.2.13. sell, assign, license, pledge, or encumber material technology or intellectual property, other than licenses granted in the ordinary course of business; or

3.2.14. enter into any corporate strategic relationship involving the payment, contribution, or assignment by the Corporation of money or assets greater than $100,000.

4. Optional Conversion.

The holders of the Preferred Stock shall have conversion rights as follows (the "**Conversion Rights**"):

4.1 Right to Convert.

4.1.1. Conversion Ratio. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the applicable Original Issue Price by the Applicable Conversion Price (as defined below) in effect at the time of conversion. The "**Series Seed Plus Conversion Price**" shall initially be equal to $0.1038 per share of Series Seed Plus Preferred Stock. The "**Series Seed Plus Prime Conversion Price**" shall initially be equal to $10.00 per share of Series Seed Plus Prime Preferred Stock. The Series Seed Plus Conversion Price, in the case of the Series Seed Plus Preferred Stock and the Series Seed Plus Prime Conversion Price, in the case of the Series Seed Plus Prime Preferred Stock, as applicable, is referred to herein as the "**Applicable Conversion Price**." Such initial Applicable Conversion Price, and the rate at which shares of such series of Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below.

4.1.2. Termination of Conversion Rights. In the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Preferred Stock.

4.2 Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board of Directors of the Corporation. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

4.3 Mechanics of Conversion.

4.3.1. Notice of Conversion. In order for a holder of Preferred Stock to voluntarily convert shares of Preferred Stock into shares of Common Stock, such holder shall (a) provide written notice to the Corporation's transfer agent at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent) that such holder elects to convert all or any number of such holder's shares of Preferred Stock and, if applicable, any event on which such conversion is contingent and (b), if such holder's shares are certificated, surrender the certificate or certificates for such shares of Preferred Stock (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent). Such notice shall state such holder's name or the names of the nominees in which such holder wishes the shares of Common Stock to be issued. If required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such notice and, if applicable, certificates (or lost certificate affidavit and agreement) shall be the time of conversion (the "**Conversion Time**"), and the shares of Common Stock issuable upon conversion of the specified shares shall be deemed to be outstanding of record as of such date. The Corporation shall, as soon as practicable after the Conversion Time (i) issue and deliver to such holder of Preferred Stock, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, (ii) pay in cash such amount as provided in Subsection 4.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (iii) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

4.3.2. Reservation of Shares. The Corporation shall at all times when the Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Restated Certificate. Before taking any action which would cause an adjustment reducing the Applicable Conversion Price below the then par value of the shares of Common Stock issuable upon conversion of such series of Preferred Stock, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and non-assessable shares of Common Stock at such adjusted Applicable Conversion Price.

4.3.3. Effect of Conversion. All shares of Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Subsection 4.2 and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

4.3.4. No Further Adjustment. Upon any such conversion, no adjustment to the Applicable Conversion Price shall be made for any declared but unpaid dividends on such series of Preferred Stock surrendered for conversion or on the Common Stock delivered upon conversion.

4.3.5. Taxes. The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Common Stock upon conversion of shares of Preferred Stock pursuant to this Section 4. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that in which the shares of Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

4.4 Adjustments to Conversion Price for Diluting Issues.

4.4.1. Special Definitions. For purposes of this Article Fourth, the following definitions shall apply:

(a) "**Option**" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(b) "**Original Issue Date**" shall mean the date on which the first share of Series Seed Plus Preferred Stock was issued.

(c) "**Convertible Securities**" shall mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

(d) "**Additional Shares of Common Stock**" shall mean all shares of Common Stock issued (or, pursuant to Subsection 4.4.3 below, deemed to be issued) by the Corporation after the Original Issue Date, other than (1) the following shares of Common Stock and (2) shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities (clauses (1) and (2), collectively, "**Exempted Securities**"):

(i) shares of Common Stock, Options or Convertible Securities issued as a dividend or distribution on Preferred Stock;

(ii) shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock that is covered by Subsection 4.5, 4.6, 4.7 or 4.8;

(iii) up to an aggregate of 6,000,000 shares of Common Stock, including Options therefor (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization affecting such shares), issued to employees or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries, whether issued before or after the Original Issue Date (provided that any Options for such shares that expire or terminate unexercised or any restricted stock repurchased by the Corporation at cost shall not be counted toward such maximum number unless and until such shares are re-granted as new stock grants (or as new Options) pursuant to the terms of any such plan, agreement or arrangement); or

(iv) shares of Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case provided such issuance is pursuant to the terms of such Option or Convertible Security.

4.4.2. No Adjustment of Conversion Price. No adjustment in any Applicable Conversion Price shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the Requisite Holders agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

4.4.3. Deemed Issue of Additional Shares of Common Stock.

(a) If the Corporation at any time or from time to time after the Original Issue Date shall issue any Options or Convertible Securities (excluding Options or Convertible Securities which are themselves Exempted Securities) or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

(b) If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the Applicable Conversion Price pursuant to the terms of Subsection 4.4.4, are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, the Applicable Conversion Price computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to such Applicable Conversion Price as would have obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this clause (b) shall have the effect of increasing any Applicable Conversion Price to an amount which exceeds the lower of (i) such Applicable Conversion Price in effect immediately prior to the original adjustment made as a result of the issuance of such Option or Convertible Security, or (ii) such Applicable Conversion Price that would have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(c) If the terms of any Option or Convertible Security (excluding Options or Convertible Securities which are themselves Exempted Securities), the issuance of which did not result in an adjustment to any Applicable Conversion Price pursuant to the terms of Subsection 4.4.4 (either because the consideration per share (determined pursuant to Subsection 4.4.5) of the Additional Shares of Common Stock subject thereto was equal to or greater than any Applicable Conversion Price then in effect, or because such Option or Convertible Security was issued before the Original Issue Date), are revised after the Original Issue Date as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any decrease in the consideration payable to the Corporation upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or adjusted, and the Additional Shares of Common Stock subject thereto (determined in the manner provided in Subsection 4.4.3(a)) shall be deemed to have been issued effective upon such increase or decrease becoming effective.

(d) Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to any Applicable Conversion Price pursuant to the terms of Subsection 4.4.4, such Applicable Conversion Price shall be readjusted to such Applicable Conversion Price as would have obtained had such Option or Convertible Security (or portion thereof) never been issued.

(e) If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is subject to adjustment based upon subsequent events, any adjustment to any Applicable Conversion Price provided for in this Subsection 4.4.3 shall be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments shall be treated as provided in clauses (b) and (c) of this Subsection 4.4.3). If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to any Applicable Conversion Price that would result under the terms of this Subsection 4.4.3 at the time of such issuance or amendment shall instead be effected at the time such number of shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to such Applicable Conversion Price that such issuance or amendment took place at the time such calculation can first be made.

4.4.4. Adjustment of Applicable Conversion Price Upon Issuance of Additional Shares of Common Stock. In the event the Corporation shall at any time after the Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Subsection 4.4.3), without consideration or for a consideration per share less than the

Applicable Conversion Price in effect immediately prior to such issuance or deemed issuance, then the Applicable Conversion Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula:

$$CP_2 = (CP_1 * (A + B)) \div (A + C).$$

For purposes of the foregoing formula, the following definitions shall apply:

(a) "CP2" shall mean the Applicable Conversion Price in effect immediately after such issuance or deemed issuance of Additional Shares of Common Stock

(b) "CP1" shall mean the Applicable Conversion Price in effect immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock;

(c) "A" shall mean the number of shares of Common Stock outstanding immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issuance or deemed issuance or upon conversion or exchange of Convertible Securities (including the series of Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue);

(d) "B" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued or deemed issued at a price per share equal to CP1 (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by CP1); and

(e) "C" shall mean the number of such Additional Shares of Common Stock issued in such transaction.

4.4.5. Determination of Consideration. For purposes of this Subsection 4.4, the consideration received by the Corporation for the issuance or deemed issuance of any Additional Shares of Common Stock shall be computed as follows:

(a) Cash and Property: Such consideration shall:

(i) insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation, excluding amounts paid or payable for accrued interest;

(ii) insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board of Directors of the Corporation; and

(iii) in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (i) and (ii) above, as determined in good faith by the Board of Directors of the Corporation.

(b) Options and Convertible Securities. The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to Subsection 4.4.3, relating to Options and Convertible Securities, shall be determined by dividing:

(i) The total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(ii) the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

4.4.6. Multiple Closing Dates. In the event the Corporation shall issue on more than one date Additional Shares of Common Stock that are a part of one transaction or a series of related transactions and that would result in an adjustment to the Applicable Conversion Price pursuant to the terms of Subsection 4.4.4 then, upon the final such issuance, the Applicable Conversion Price shall be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances within such period).

4.5 Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the Original Issue Date effect a subdivision of the outstanding Common Stock, the Applicable Conversion Price in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Original Issue Date combine the outstanding shares of Common Stock, the Applicable Conversion Price in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this subsection shall become effective at the close of business on the date the subdivision or combination becomes effective.

4.6 Adjustment for Certain Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Applicable Conversion Price in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the Applicable Conversion Price then in effect by a fraction:

(1) the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(2) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing (a) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Applicable Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter the Applicable Conversion Price shall be adjusted pursuant to this subsection as of the time of actual payment of such dividends or distributions; and (b) that no such adjustment shall be made if the holders of such series of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock as they would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of such event.

4.7 Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock) or in other property and the provisions of Section 1 do not apply to such dividend or distribution, then and in each such event the holders of such series of Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of Preferred Stock had been converted into Common Stock on the date of such event.

4.8 Adjustment for Merger or Reorganization, etc. Subject to the provisions of Subsection 2.4, if there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Common Stock (but not a series of Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Subsections 4.4, 4.6 or 4.7), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of such series of Preferred Stock shall thereafter be convertible in lieu of the Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of such series of Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board of Directors of the Corporation) shall be made in the application of the provisions in this Section 4 with respect to the rights and interests thereafter of the holders of such series of Preferred Stock, to the end that the provisions set forth in this Section 4 (including provisions with respect to changes in and other adjustments of the Applicable Conversion Price) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of such series of Preferred Stock.

4.9 Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Applicable Conversion Price pursuant to this Section 4, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than ten (10) days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of the applicable series of Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which the applicable series of Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of Preferred Stock (but in any event not later than ten (10) days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (i) the Applicable Conversion Price then in effect, and (ii) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of the applicable series of Preferred Stock.

4.10 Notice of Record Date. In the event:

(a) the Corporation takes record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to Preferred Stock and the Common Stock. Such notice shall be sent at least ten (10) days prior to the record date or effective date for the event specified in such notice.

5. Mandatory Conversion.

5.1 Trigger Events. Upon either (a) the closing of the sale of shares of Common Stock to the public at a price of at least $0.2076 per share (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Common Stock), in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $30,000,000 of proceeds, net of the underwriting discount and commissions, to the Corporation and in connection with such offering the Common Stock is listed for trading on the Nasdaq Stock Market's National Market, the New York Stock Exchange or another exchange or marketplace approved the Board of Directors or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "**Mandatory Conversion Time**"), then (i) all outstanding shares of Preferred Stock shall automatically be converted into shares of Common Stock, at the then effective conversion rate as calculated pursuant to Subsection 4.1.1. and (ii) such shares may not be reissued by the Corporation.

5.2 Procedural Requirements. All holders of record of shares of Preferred Stock shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to this Section 5. Such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of Preferred Stock in certificated form shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice. If so required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. All rights with respect to Preferred Stock converted pursuant to Subsection 5.1, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender any certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of any certificate or certificates of such holders (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Subsection 5.2. As soon as practicable after the Mandatory Conversion Time and, if applicable, the surrender of any certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall (a) issue and deliver to such holder, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof and (b) pay cash as provided in Subsection 4.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

6. Redeemed or Otherwise Acquired Shares. Any shares of Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following redemption.

7. Waiver. Any of the rights, powers, preferences and other terms of the Preferred Stock set forth herein may be waived on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the Requisite Holders.

8. Notices. Any notice required or permitted by the provisions of this Article Fourth to be given to a holder of shares of Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

FIFTH: Subject to any additional vote required by this Restated Certificate or Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

SIXTH: Subject to any additional vote required by this Restated Certificate, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation. Each director shall be entitled to one vote on each matter presented to the Board of Directors.

SEVENTH: Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

EIGHTH: Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

NINTH: To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. This limitation shall not eliminate or limit the liability of a director for (i) any breach of the director's duty of loyalty to the Corporation or its stockholders; (ii) any acts or omissions not in good faith and/or which involve the intentional misconduct or a knowing violation of law; or (iii) unlawful distributions. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article Ninth to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any repeal or modification of the foregoing provisions of this Article Ninth by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

TENTH: To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

Any amendment, repeal or modification of the foregoing provisions of this Article Tenth shall not (a) adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification or (b) increase the liability of any director of the Corporation with respect to any acts or omissions of such director, officer or agent occurring prior to, such amendment, repeal or modification.

ELEVENTH: The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "**Excluded Opportunity**" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any partner, member, director, stockholder, employee, affiliate or agent of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, the persons referred to in clauses (i) and (ii) are "**Covered Persons**"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation while such Covered Person is performing services in such capacity.

* * *

3. That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4. That this Third Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this Corporation's Second Amended and Restated Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

[*Remainder of page intentionally left blank*]

IN WITNESS WHEREOF, this Third Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 8th day of March, 2024.

By: /s/ Michael Graffeo
Name: Michael Graffeo
Title: President

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "FLUIDFORM BIO, INC.", FILED IN THIS OFFICE ON THE TWENTY-FIRST DAY OF JUNE, A.D. 2024, AT 9:31 O`CLOCK A.M.

Jeffrey W. Bullock, Secretary of State

6947253 8100
SR# 20242942190

Authentication: 203763241
Date: 06-21-24

State of Delaware
Secretary of State
Division of Corporations
Delivered 09:31 AM 06/21/2024
FILED 09:31 AM 06/21/2024
SR 20242942190 - File Number 6947253

CERTIFICATE OF AMENDMENT NO. 1 OF THE THIRD AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF FLUIDFORM BIO, INC.

FluidForm Bio, Inc. (the "**Corporation**"), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "**General Corporation Law**"),

DOES HEREBY CERTIFY:

1. That the name of the Corporation is FluidForm Bio, Inc., and that this corporation was originally incorporated pursuant to the General Corporation Law on June 12, 2019, under the name FluidForm, Inc. The corporation's original Certificate of Incorporation was amended and restated by that certain Amended and Restated Certificate of Incorporation, dated September 11, 2019, which was further amended and restated by that certain Second Amended and Restated Certificate of Incorporation, dated August 8, 2023, which was further amended and restated by that certain Third Amended and Restated Certificate of Incorporation, dated March 8, 2024 (the "**Existing Certificate of Incorporation**").

2. That the Board of Directors of the Corporation duly adopted resolutions proposing to amend the Existing Certificate of Incorporation, declaring said amendment to be advisable and in the best interests of the Corporation and its stockholders, and authorizing the appropriate officers of the Corporation to solicit the consent of the stockholders therefor, which resolutions setting forth the proposed amendments are as follows:

RESOLVED, that the second paragraph of Article FOURTH of the Existing Certificate of Incorporation is hereby amended and restated in its entirety to read as follows:

> The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 107,986,399 shares of Common Stock, $0.00001 par value per share ("**Common Stock**") and (ii) 46,986,399 shares of Preferred Stock, $0.00001 par value per share ("**Preferred Stock**").

RESOLVED, that the first sentence of Article FOURTH, Part B of the Existing Certificate of Incorporation is hereby amended and restated in its entirety to read as follows:

> 46,370,382 shares of the authorized and unissued Preferred Stock of the Corporation are hereby designated "**Series Seed Plus Preferred Stock**", and 616,017 shares of the authorized and unissued Preferred Stock of the Corporation are hereby designated "**Series Seed Plus Prime Preferred Stock**", in each case, with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations.

3. That the foregoing amendment was approved by the holders of the requisite number of shares of the Corporation in accordance with Section 228 of the General Corporation Law.

4. That said amendment has been duly adopted in accordance with Section 242 of the General Corporation Law.

[Signature Page to Follow]

IN WITNESS WHEREOF, this Certificate of Amendment No. 1 has been executed by a duly authorized officer of the Corporation on this 21st day of June, 2024.

By: /s/ Michael Graffeo
Name: Michael Graffeo
Title: President and Chief Executive Officer